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                                                                   Exhibit 12.A1

                         CITIZENS FIRST FINANCIAL CORP.
                           2101 North Veterans Parkway
                           Bloomington, Illinois 61704
                                 (309) 661-8700

                           Offer to Purchase for Cash

                           Up to 391,000 Shares of its
                     Common Stock, Par Value $0.01 Per Share


                   At a Purchase Price Not Greater Than $17.00
                         Nor Less Than $15.00 Per Share

                                   ----------

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      THE OFFER TO PURCHASE, PRORATION PERIOD AND WITHDRAWAL RIGHTS EXPIRE
         AT 5:00 P.M., NEW YORK CITY TIME, ON FRIDAY, DECEMBER 1, 2000,
                    UNLESS THE OFFER TO PURCHASE IS EXTENDED
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                                   ----------

         Questions or requests for assistance or for additional copies of this Offer to Purchase, the Letter of Transmittal or other tender offer materials may be directed to the Information Agent/ Dealer Manager at the address and telephone number set forth on the back cover of this Offer to Purchase, and such copies will be furnished promptly at the Company's expense. Stockholders may also contact their local broker, dealer, commercial bank or trust company for assistance concerning the Offer to Purchase.

         No person has been authorized to make any recommendation on behalf of the Company as to whether stockholders should tender shares pursuant to the Offer to Purchase. No person has been authorized to give any information or to make any representations in connection with the Offer to Purchase other than those contained herein or in the related Letter of Transmittal. If given or made, such recommendation and such other information and representations must not be relied upon as having been authorized by the Company.


     The Dealer Manager and Information Agent for the Offer to Purchase is:

                        Sandler O'Neill & Partners, L.P.

             The date of this Offer to Purchase is October 31, 2000
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                                TABLE OF CONTENTS


Section                                                                   Page
-------                                                                   ----

SUMMARY......................................................................1

1.  NUMBER OF SHARES; PRORATION..............................................3

2.  TENDERS BY HOLDERS OF FEWER THAN 100 SHARES..............................4

3.  PROCEDURE FOR TENDERING SHARES...........................................4

4.  WITHDRAWAL RIGHTS........................................................6

5.  ACCEPTANCE FOR PAYMENT OF SHARES AND PAYMENT OF PURCHASE PRICE...........7

6.  CONDITIONS OF THE OFFER TO PURCHASE......................................8

7.  PRICE RANGE OF SHARES; DIVIDENDS.........................................9

8.  PURPOSE OF THE OFFER TO PURCHASE; CERTAIN EFFECTS OF THE OFFER
    TO PURCHASE.............................................................10

9.  INFORMATION CONCERNING THE COMPANY......................................11

10. SOURCE AND AMOUNT OF FUNDS..............................................15

11. INTEREST OF DIRECTORS AND OFFICERS; TRANSACTIONS AND ARRANGEMENTS
    CONCERNING SHARES.......................................................15

12. EFFECTS OF THE OFFER TO PURCHASE ON THE MARKET FOR SHARES;
    REGISTRATION UNDER THE EXCHANGE ACT.....................................16

13. LEGAL MATTERS; REGULATORY APPROVALS.....................................17

14. FEDERAL INCOME TAX CONSEQUENCES.........................................17

15. EXTENSION OF TENDER PERIOD; TERMINATION; AMENDMENTS.....................19

16. SOLICITATION FEES AND EXPENSES..........................................20

17. WHERE YOU CAN OBTAIN ADDITIONAL INFORMATION.............................21

                                      -i-
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To the Holders of Shares of Common Stock of
Citizens First Financial Corp.


SUMMARY


         Citizens First Financial Corp. is inviting its stockholders to sell shares of its common stock back to the Company for cash. Set forth below are the material terms of this offer:

         o The Company will agree to purchase up to 391,000 shares of its common stock. See "Number of Shares; proration" on page 3 in this Offer to Purchase.

         o The Company will purchase these shares within a price range of $15.00 to $17.00 per share as determined by tendering stockholders. See "Number of Shares; Proration" on page 3 in this Offer to Purchase.

         o Each stockholder must determine whether to sell stock, how much to sell, and at what price the stockholder is willing to sell. See "Number of Shares; Proration" on page 3 and "Procedure for Tendering Shares" on page 4 of this Offer to Purchase.

         o All shares will be acquired at the same purchase price. See "Number of Shares; Proration" on page 3 of this Offer to Purchase.

         o If more than 391,000 shares are tendered at or below the purchase price the Company will first acquire shares held by persons who own less than 100 shares and then will acquire shares from other tendering stockholders on a pro rata basis. See "Number of Shares; Proration" on page 3 and "Tenders by Holders of Fewer Than 100 Shares" on page 4 of this Offer to Purchase.

         o The offer is not conditioned upon any minimum number of shares being tendered. The offer is, however, subject to other conditions. See "Conditions of the Offer to Purchase" on page 8 of this Offer to Purchase.

         o You must properly complete and execute the Letter of Transmittal by 5:00 p.m. on Friday, December 1, 2000 in order to sell your shares to us in this offer. See "Procedure for Tendering Shares" on page 4 of this Offer to Purchase.

         o This offer is scheduled to expire at 5:00 p.m. on Friday, December 1, 2000. See "Number of Shares; Proration" on page 3 of this Offer to Purchase.

         o The offering period may be extended by the Company making a public announcement. See "Extension of Tender Period; Termination; Amendments" on page 19 of this Offer to Purchase.

         o Stockholders may withdraw tendered shares at any time prior to the expiration of the offering, which is currently scheduled on December 1, 2000. Tenders will then be irrevocable until December 1, 2000, when they may be withdrawn by stockholders if they have not been accepted for payment by the Company. See "Withdrawal Rights" on page 6 of this Offer to Purchase.

         o Written notice of a withdrawal must be provided to the Depositary. The information required and method of notification is different if you hold your shares directly or through a broker. See "Withdrawal Rights" on page 6 of this Offer to Purchase.

         o Once the price is set, prorations will be considered. Then checks for all accepted tenders will be issued by the Depositary. See "Acceptance for Payment of Shares and Payment of Purchase Price" on page 7 of this Offer to Purchase.

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         o        The Company expects to announce final results on any proration within seven trading days of the expiration date. See "Acceptance for Payment of Shares and Payment of Purchase Price" on page 7 of this Offer to Purchase.

         o Stockholders who don't tender will increase their percentage ownership in the Company. This will include the executive officers and directors of the Company and the trustee for the Company's employee stock ownership plan who do not intend to tender any of their shares. See "Purpose of the Offer to Purchase; Certain Effects of the Offer to Purchase" on page 10 and "Interest of Directors and Officers; Transaction and Arrangements Concerning Shares" on page 15 of this Offer to Purchase.

         o Generally, stockholders will be expected to recognize gain or loss on the tendered shares equal to the difference between the cash paid by the Company and the stockholder's basis. See "Federal Income Tax Consequences" on page 17 of this Offer to Purchase.

1. NUMBER OF SHARES; PRORATION

         Upon the terms and subject to the conditions described herein and in the Letter of Transmittal, the Company will purchase up to 391,000 shares that are validly tendered on or prior to the Expiration Date (as defined below) (and not properly withdrawn in accordance with Section 4) at a price (determined in the manner set forth below) not greater than $17.00 nor less than $15.00 per share. The later of 5:00 p.m., New York City time, on Friday, December 1, 2000, or the latest time and date to which the Offer to Purchase is extended pursuant to Section 15, is referred to herein as the "Expiration Date." If the Offer to Purchase is oversubscribed as described below, only shares tendered at or below the Purchase Price on or prior to the Expiration Date will be eligible for proration. The proration period also expires on the Expiration Date.

         The Company will determine the Purchase Price taking into consideration the number of shares so tendered and the prices specified by tendering stockholders. The Company will select the lowest Purchase Price that will enable it to purchase 391,000 shares (or such lesser number of shares as is validly tendered and not withdrawn at prices not greater than $17.00 nor less than $15.00 per share) pursuant to the Offer to Purchase. Subject to Section 15, the Company reserves the right to purchase more than 391,000 shares pursuant to the Offer to Purchase, but does not currently plan to do so. The Offer to Purchase is not conditioned on any minimum number of shares being tendered. The Offer to Purchase is, however, subject to certain other conditions. See Section 6.

         In accordance with Instruction 5 of the Letter of Transmittal, each stockholder who wishes to tender shares must specify the price (not greater than $17.00 nor less than $15.00 per share) at which the stockholder is willing to have the Company purchase such shares. As promptly as practicable following the Expiration Date, the Company will determine the Purchase Price (not greater than $17.00 nor less than $15.00 per share) that it will pay for shares validly tendered and not withdrawn pursuant to the Offer to Purchase, taking into account the number of shares so tendered and the prices specified by tendering stockholders. All shares purchased pursuant to the Offer to Purchase will be purchased at the Purchase Price. All shares not purchased pursuant to the Offer to Purchase, including shares tendered at prices greater than the Purchase Price and shares not purchased because of proration will be returned to the tendering stockholders at the Company's expense as promptly as practicable following the Expiration Date.

         Upon the terms and subject to the conditions of the Offer to Purchase, if 391,000 or fewer shares have been validly tendered at or below the Purchase Price and not withdrawn on or prior to the Expiration Date, the Company will purchase all such shares. Upon the terms and subject to the conditions of the Offer to Purchase, if more than 391,000 shares have been validly tendered at or below the Purchase Price and not withdrawn on or prior to the Expiration Date, the Company will purchase shares in the following order of priority:

         (i) first, all shares validly tendered at or below the Purchase Price and not withdrawn on or prior to the Expiration Date by or on behalf of any stockholder who owned beneficially, as of the close of business on October 24, 2000 and continues to own beneficially as of the Expiration Date, an aggregate of fewer than 100 shares and who validly tenders all of such shares (partial tenders will not qualify for this preference) and completes the box captioned "Odd Lots" on the Letter of Transmittal; and

         (ii) then, after purchase of all of the foregoing shares, all other shares validly tendered at or below the Purchase Price and not withdrawn on or prior to the Expiration Date on a pro rata basis, if necessary (with appropriate adjustments to avoid purchases of fractional shares).

         If proration of tendered shares is required, (i) because of the difficulty in determining the number of shares validly tendered, and (ii) as a result of the "odd lot" procedure described in Section 2, the Company does not expect that it will be able to announce the final proration factor or to commence payment for any shares purchased pursuant to the Offer to Purchase until approximately seven Nasdaq National Market trading days after the Expiration Date. Preliminary results of proration will be announced by press release as promptly as practicable after the Expiration Date. Holders of shares may obtain such preliminary information from the Dealer Manager/Information Agent.

         The Company expressly reserves the right, in its sole discretion, at any time or from time to time, to extend the period of time during which the Offer to Purchase is open by giving oral or written notice of such extension to the Depositary and making a public announcement thereof. See Section 15. There can be no assurance, however, that the Company will exercise its right to extend the Offer to Purchase.

         For purposes of the Offer to Purchase, a "business day" means any day other than a Saturday, Sunday or federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

         Copies of this Offer to Purchase and the related Letter of Transmittal are being mailed to record holders of shares and will be furnished to brokers, banks and similar persons whose names, or the names of whose nominees, appear on the Company's stockholder list or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of shares.

2. TENDERS BY HOLDERS OF FEWER THAN 100 SHARES

         Except to the extent that the Company's purchase would result in the delisting of the shares on the Nasdaq National Market, all shares validly tendered at or below the Purchase Price and not withdrawn on or prior to the Expiration Date by or on behalf of any stockholder who owned beneficially, as of the close of business on October 24, 2000, and continues to own beneficially as of the Expiration Date, an aggregate of fewer than 100 shares, will be accepted for purchase before proration, if any, of other tendered shares. Partial tenders will not qualify for this preference, and it is not available to beneficial holders of 100 or more shares, even if such holders have separate stock certificates for fewer than 100 shares. By accepting the Offer to Purchase, a stockholder owning beneficially fewer than 100 shares will avoid the payment of brokerage commissions and the applicable odd lot discount payable in a sale of such shares in a transaction effected on a securities exchange.

         As of October 20, 2000, there were approximately 522 holders of record of shares. Approximately 129 of these holders of record held individually fewer than 100 shares and held in the aggregate approximately 4,205 shares. Because of the large number of shares held in the names of brokers and nominees, the Company is unable to estimate the number of beneficial owners of fewer than 100 shares or the aggregate number of shares they own. Any stockholder wishing to tender all of his or her shares pursuant to this Section should complete the box captioned "Odd Lots" on the Letter of Transmittal.

3. PROCEDURE FOR TENDERING SHARES

         To tender shares validly pursuant to the Offer to Purchase, a properly completed and duly executed Letter of Transmittal or facsimile thereof, together with any required signature guarantees and any other documents required by the Letter of Transmittal, must be received by the Depositary at its address set forth on the back cover of this Offer to Purchase and either (i) certificates for the shares to be tendered must be received by the Depositary at such address or (ii) such shares must be delivered pursuant to the procedures for book-entry transfer described below (and a confirmation of such delivery received by the Depositary), in each case on or prior to the Expiration Date.

         In accordance with Instruction 5 of the Letter of Transmittal, in order to tender shares pursuant to the Offer to Purchase, a stockholder must indicate in the section captioned "Price (In Dollars) Per Share At Which Shares Are Being Tendered" on the Letter of Transmittal either (i) the price (in multiples of $0.50) at which such shares are being tendered, or (ii) that the shares are being tendered at the Purchase Price determined by the Company in accordance with the terms of this Offer to Purchase. For a tender of shares to be valid, a price box, but only one price box, on each Letter or Transmittal must be checked.

         Stockholders wishing to tender shares at more than one price must complete separate Letters of Transmittal for each price at which such shares are being tendered. The same shares cannot be tendered at more than one price.

         The Depositary will establish an account with respect to the shares at The Depository Trust Company ("DTC") (hereinafter referred to as the "Book-Entry Transfer Facility") for purposes of the Offer to Purchase within two business days after the date of this Offer to Purchase, and any financial institution that is a participant in the system of the Book-Entry Transfer Facility may make delivery of shares by causing the Book-Entry Transfer Facility to transfer such shares into the Depositary's account in accordance with the procedures of the Book-Entry Transfer Facility. Although delivery of shares may be effected through book-entry transfer, a properly completed and duly executed Letter of Transmittal or a manually signed copy thereof, or an Agent's Message (as defined below), together with any required signature guarantees and any other required documents, must, in any case, be transmitted to and received by the Depositary at its address set forth on the back cover of this Offer to Purchase on or prior to the Expiration Date. Delivery of required documents to the Book-Entry Transfer Facility in accordance with its procedures does not constitute delivery to the Depositary and will not constitute a valid tender.

         The term "Agent's Message" means a message transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry confirmation, which states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the shares, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that the Company may enforce such agreement against the participant.

         Except as set forth below, all signatures on a Letter of Transmittal must be guaranteed by a firm that is a member of a registered national securities exchange or the National Association of Securities Dealers, Inc., or by a commercial bank, a trust company, a savings bank, a savings and loan association or a credit union which has membership in an approved Signature Guarantee Medallion Program (each of the foregoing being referred to as an "Eligible Institution"). Signatures on a Letter of Transmittal need not be guaranteed if (a) the Letter of Transmittal is signed by the registered holder of the shares (which term, for the purposes of this Section, includes a participant in the Book-Entry Transfer Facility whose name appears on a security position listing as the holder of the shares) tendered therewith and such holder has not completed the box entitled "Special Payment Instructions" or the box entitled "Special Delivery Instructions" on the Letter of Transmittal or (b) such shares are tendered for the account of an Eligible Institution. See Instructions 1 and 6 of the Letter of Transmittal.

         The method of delivery of shares and all other required documents is at the option and risk of the tendering stockholder. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases sufficient time should be allowed to assure timely delivery.

         To prevent United States federal income tax backup withholding equal to 31% of the gross payments made pursuant to the Offer to Purchase, each tendering stockholder must provide the Depositary with such stockholder's correct taxpayer identification number and certain other information by properly completing the substitute Form W-9 included in the Letter of Transmittal. Foreign stockholders (as defined in Section 14) must submit a properly completed Form W-8 (which may be obtained from the Depositary) in order to prevent backup withholding. In general, backup withholding does not apply to corporations or to foreign stockholders subject to 30% (or lower treaty rate) withholding on gross payments received pursuant to the Offer to Purchase (as discussed in Section 14). For a discussion of certain federal income tax consequences to tendering stockholders, see Section 14. Each stockholder is urged to consult with his or her own tax advisor regarding his, her or its qualification for exemption from backup withholding and the procedure for obtaining any applicable exemption.

         It is a violation of Rule 14e promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), for a person to tender shares for his or her own account unless the person so tendering (i) has a net long position equal to or greater than the amount of (x) shares tendered or (y) other securities immediately convertible into, exercisable or exchangeable for the amount of shares tendered and will acquire such shares for tender by conversion, exercise or exchange of such other securities and (ii) will cause such shares to be delivered in accordance with the terms of the Offer to Purchase. Rule 14e-4 provides a similar restriction applicable to the tender on behalf of another person. The tender of shares pursuant to any one of the procedures described above will constitute the tendering stockholder's representation and warranty that (i) such stockholder has a net long position in the shares being tendered within the meaning of Rule 14e-4 promulgated under the Exchange Act, and (ii) the tender of such shares complies with Rule 14e-4. The Company's acceptance for payment of shares tendered pursuant to the Offer to Purchase will constitute a binding agreement between the tendering stockholder and the Company upon the terms and subject to the conditions of the Offer to Purchase.

         All questions as to the Purchase Price, the form of documents, the number of shares to be accepted and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of shares will be determined by the Company, in its sole discretion, which determination shall be final and binding on all parties. The Company reserves the absolute right to reject any or all tenders of shares that it determines are not in proper form or the acceptance for payment of or payment for shares that may, in the opinion of the Company's counsel, be unlawful. The Company also reserves the absolute right to waive any defect or irregularity in any tender of any particular shares. None of the Company, the Dealer Manager/Information Agent, the Depositary or any other person is or will be under any duty to give notice of any defect or irregularity in tenders, nor shall any of them incur any liability for failure to give any such notice.

         Certificates for shares, together with a properly completed Letter of Transmittal (or, in the case of a book-entry transfer, an Agent's Message) and any other documents required by the Letter of Transmittal, must be delivered to the Depositary and not to the Company. Any such documents delivered to the Company will not be forwarded to the Depositary and therefore will not be deemed to be properly tendered.

4. WITHDRAWAL RIGHTS

         Tenders of shares made pursuant to the Offer to Purchase may be withdrawn at any time prior to the Expiration Date. Thereafter, such tenders are irrevocable, except that they may be withdrawn after 12:00 midnight, New York City time, December 28, 2000 unless previously accepted for payment by the Company as provided in this Offer to Purchase. If the Company extends the period of time during which the Offer to Purchase is open, is delayed in purchasing shares or is unable to purchase shares pursuant to the Offer to Purchase for any reason, then, without prejudice to the Company's rights under the Offer to Purchase, the Depositary may, on behalf of the Company, retain all shares tendered, and such shares may not be withdrawn except as otherwise provided in this Section 4, subject to Rule 13e-4(f)(5) under the Exchange Act, which provides that the issuer making the tender offer shall either pay the consideration offered, or return the tendered securities promptly after the termination or withdrawal of the tender offer.

         Withdrawal of Shares Held in Physical Form. Tenders of shares made pursuant to the Offer to Purchase may not be withdrawn after the Expiration Date, except that they may be withdrawn after 12:00 midnight, New York City time, December 28, 2000 unless accepted for payment by the Company as provided in this Offer to Purchase. For a withdrawal to be effective prior to that time, a stockholder of shares held in physical form must provide a written, telegraphic or facsimile transmission notice of withdrawal to the Depositary at its address set forth on the back cover page of this Offer to Purchase before the Expiration Date, which notice must contain: (A) the name of the person who tendered the shares; (B) a description of the shares to be withdrawn; (C) the certificate numbers shown on the particular certificates evidencing such shares;
(D) the signature of such stockholder executed in the same manner as the original signature on the Letter of Transmittal (including any signature guarantee (if such original signature was guaranteed)); and (E) if such shares are held by a new beneficial owner, evidence satisfactory to the Company that the person withdrawing the tender has succeeded to the beneficial ownership of the shares. A purported notice of withdrawal which lacks any of the required information will not be an effective withdrawal of a tender previously made.

         Withdrawal of Shares Held with the Book-Entry Transfer Facility. Tenders of shares made pursuant to the Offer to Purchase may not be withdrawn after the Expiration Date, except that they may be withdrawn after 12:00 midnight, New York City time, December 28, 2000 unless accepted for payment by the Company as provided in this Offer to Purchase. For a withdrawal to be effective prior to that time, a stockholder of shares held with the Book-Entry Transfer Facility must (i) call his or her broker and instruct such broker to withdraw the tender of shares by debiting the Depositary's account at the Book-Entry Transfer Facility for all shares to be withdrawn; and (ii) instruct the broker to provide a written, telegraphic or facsimile transmission notice of withdrawal to the Depositary on or before the Expiration Date. Such notice of withdrawal shall contain (A) the name of the person who tendered the shares; (B) a description of the shares to be withdrawn; and (C) if such shares are held by a new beneficial owner, evidence satisfactory to the Company that the person withdrawing the tender has succeeded to the beneficial ownership of the shares. A purported notice of withdrawal which lacks any of the required information will not be an effective withdrawal of a tender previously made.

         Any permitted withdrawals of tenders of shares may not be rescinded, and any shares so withdrawn will thereafter be deemed not validly tendered for purposes of the Offer to Purchase; provided, however, that withdrawn shares may be re-tendered by following the procedures for tendering prior to the Expiration Date.

         All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by the Company, in its sole discretion, which determination shall be final and binding on all parties. None of the Company, the Dealer Manager/Information Agent, the Depositary or any other person is or will be under any duty to give notification of any defect or irregularity in any notice of withdrawal or incur any liability for failure to give any such notification.

5. ACCEPTANCE FOR PAYMENT OF SHARES AND PAYMENT OF PURCHASE PRICE

         Upon the terms and subject to the conditions of the Offer to Purchase and as promptly as practicable after the Expiration Date, the Company will determine the Purchase Price, taking into consideration the number of shares tendered and the prices specified by tendering stockholders, announce the Purchase Price, and (subject to the proration provisions of the Offer to Purchase) accept for payment and pay the Purchase Price for shares validly tendered and not withdrawn at or below the Purchase Price. Thereafter, payment for all shares validly tendered on or prior to the Expiration Date and accepted for payment pursuant to the Offer to Purchase will be made by the Depositary by check as promptly as practicable. In all cases, payment for shares accepted for payment pursuant to the Offer to Purchase will be made only after timely receipt by the Depositary of certificates for such shares (or of a timely confirmation of a book-entry transfer of such shares into the Depositary's account at the Book-Entry Transfer Facility), a properly completed and duly executed Letter of Transmittal or a manually signed copy thereof, with any required signature guarantees, or in the case of a book-entry delivery an Agent's Message, and any other required documents.

         For purposes of the Offer to Purchase, the Company shall be deemed to have accepted for payment (and thereby purchased), subject to proration, shares that are validly tendered and not withdrawn as, if and when it gives oral or written notice to the Depositary of the Company's acceptance for payment of such shares. In the event of proration, the Company will determine the proration factor and pay for those tendered shares accepted for payment as soon as practicable after the Expiration Date. However, the Company does not expect to be able to announce the final results of any such proration until approximately seven Nasdaq National Market trading days after the Expiration Date. The Company will pay for shares that it has purchased pursuant to the Offer to Purchase by depositing the aggregate Purchase Price therefor with the Depositary. The Depositary will act as agent for tendering stockholders for the purpose of receiving payment from the Company and transmitting payment to tendering stockholders. Under no circumstances will interest be paid on amounts to be paid to tendering stockholders, regardless of any delay in making such payment.

         Certificates for all shares not purchased, including all shares tendered at prices greater than the Purchase Price and shares not purchased because of proration, will be returned (or, in the case of shares tendered by book-entry transfer, such shares will be credited to an account maintained with the Book-Entry Transfer Facility by the participant therein who so delivered the shares) as promptly as practicable following the Expiration Date without expense to the tendering stockholder.

         Payment for shares may be delayed in the event of difficulty in determining the number of shares properly tendered or if proration is required. See Section 1. In addition, if certain events occur, the Company may not be obligated to purchase shares pursuant to the Offer to Purchase. See Section 6.

         The Company will pay or cause to be paid any stock transfer taxes with respect to the sale and transfer of any shares to it or its order pursuant to the Offer to Purchase. If, however, payment of the Purchase Price is to be made to, or a portion of the shares delivered (whether in certificated form or by book entry) but not tendered or not purchased are to be registered in the name of, any person other than the registered holder, or if tendered shares are registered in the name of any person other than the person signing the Letter of Transmittal (unless such person is signing in a representative or fiduciary capacity), the amount of any stock transfer taxes (whether imposed on the registered holder, such other person or otherwise) payable on account of the transfer to such person will be deducted from the Purchase Price unless satisfactory evidence of the payment of such taxes, or exemption therefrom, is submitted. See Instruction 7 to the Letter of Transmittal.

         ANY TENDERING STOCKHOLDER OR OTHER PAYEE WHO FAILS TO COMPLETE FULLY AND SIGN THE SUBSTITUTE FORM W-9 INCLUDED IN THE LETTER OF TRANSMITTAL (OR, IN THE CASE OF A FOREIGN INDIVIDUAL, A FORM W-8) MAY BE SUBJECT TO REQUIRED FEDERAL INCOME TAX WITHHOLDING OF 31% OF THE GROSS PROCEEDS PAID TO SUCH STOCKHOLDER OR OTHER PAYEE PURSUANT TO THE OFFER TO PURCHASE. SEE SECTION 3.

6. CONDITIONS OF THE OFFER TO PURCHASE

         Notwithstanding any other provision of the Offer to Purchase, the Company will not be required to accept for payment or pay for any shares tendered, and may terminate or amend and may postpone (subject to the requirements of the Exchange Act for prompt payment for or return of shares tendered) the acceptance for payment of shares tendered, if at any time after October 31, 2000 and at or before any of the following shall have occurred:

                  (a) there shall have been threatened, instituted or pending any action or proceeding by any government or governmental, regulatory or administrative agency or authority or tribunal or any other person, domestic or foreign, or before any court, authority, agency or tribunal that (i) challenges the acquisition of shares pursuant to the Offer to Purchase or otherwise in any manner relates to or affects the Offer to Purchase or (ii) in the reasonable judgment of the Company, could materially and adversely affect the business, condition (financial or other), income, operations or prospects of the Company and its subsidiaries, taken as a whole, or otherwise materially impair in any way the contemplated future conduct of the business of the Company or any of its subsidiaries or materially impair the Offer to Purchase's contemplated benefits to the Company;

                  (b) there shall have been any action threatened, pending or taken, or approval withheld, or any statute, rule, regulation, judgment, order or injunction threatened, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the Offer to Purchase or the Company or any of its subsidiaries, by any legislative body, court, authority, agency or tribunal which, in the Company's sole judgment, would or might directly or indirectly (i) make the acceptance for payment of, or payment for, some or all of the shares illegal or otherwise restrict or prohibit consummation of the Offer to Purchase, (ii) delay or restrict the ability of the Company, or render the Company unable, to accept for payment or pay for some or all of the shares, (iii) materially impair the contemplated benefits of the Offer to Purchase to the Company or
         (iv) materially affect the business, condition (financial or other), income, operations or prospects of the Company and its subsidiaries, taken as a whole, or otherwise materially impair in any way the contemplated future conduct of the business of the Company or any of its subsidiaries;

                  (c) it shall have been publicly disclosed or the Company shall have learned that (i) any person or "group" (within the meaning of Section 13(d)(3) of the Exchange Act) has acquired or proposes to acquire beneficial ownership of more than 5% of the outstanding shares whether through the acquisition of stock, the formation of a group, the grant of any option or right, or otherwise (other than as disclosed in a Schedule 13D or 13G on file with the Securities and Exchange Commission (the "Commission") on October 31, 2000) or (ii) any such person or group that on or prior to October 31, 2000 had filed such a Schedule with the Commission thereafter shall have acquired or shall propose to acquire, whether through the acquisition of stock, the formation of a group, the grant of any option or right, or otherwise, beneficial ownership of additional shares representing 2% or more of the outstanding shares;

                  (d) there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market, (ii) any significant decline in the market price of the shares or in the general level of market prices of equity securities in the United States or abroad, (iii) any change in the general political, market, economic or financial condition in the United States or abroad that could have a material adverse effect on the Company's business, condition (financial or otherwise), income, operations, prospects or ability to obtain financing generally or the trading in the shares, (iv) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States or any limitation on, or any event which, in the Company's reasonable judgment, might affect the extension of credit by lending institutions in the United States, (v) the commencement of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States or (vi) in the case of any of the foregoing existing at the time of the commencement of the Offer to Purchase, in the Company's reasonable judgment, a material acceleration or worsening thereof;

                  (e) a tender or exchange offer with respect to some or all of the shares (other than the Offer to Purchase), or a merger, acquisition or other business combination proposal for the Company, shall have been proposed, announced or made by another person or group (within the meaning of Section 13(d) (3) of the Exchange Act);

                  (f) there shall have occurred any event or events that has resulted, or may in the reasonable judgment of the Company result, directly or indirectly, in an actual or threatened change in the business, condition (financial or other), income, operations, stock ownership or prospects of the Company and its subsidiaries; and, in the reasonable judgment of the Company, such event or events make it undesirable or inadvisable to proceed with the Offer to Purchase or with such acceptance for payment.

         The foregoing conditions are for the reasonable benefit of the Company and may be asserted by the Company regardless of the circumstances (including any action or inaction by the Company) giving rise to any of these conditions, and any such condition may be waived by the Company, in whole or in part, at any time and from time to time in its reasonable discretion. The failure by the Company at any time to exercise any of the foregoing rights shall not be deemed a waiver of the right and each of these rights shall be deemed an ongoing right which may be asserted at any time and from time to time. Any determination by the Company concerning the events described above will be final and binding on all parties.

         Acceptance of shares validly tendered in the Offer to Purchase is subject to the condition that, as of the Expiration Date, and after giving pro forma effect to the acceptance of shares validly tendered, the Company would continue to have at least 400 stockholders and the shares would remain listed for quotation on the Nasdaq National Market. This condition may not be waived.

         The Exchange Act requires that all conditions to the Offer to Purchase must be satisfied or waived before the Expiration Date.

7. PRICE RANGE OF SHARES; DIVIDENDS

         The following table sets forth the high and low sales prices, and dividends declared, for the shares as reported on the American Stock Exchange (or after October 2, 2000 on the Nasdaq National Market) for the periods indicated. The Company's fiscal year end is December 31.

                                                               Dividends
                                High          Low               Declared
Fiscal 1998
1st Quarter                     $22  3/8      $18                $0.00
2nd Quarter                      21 1/2        17 3/4             0.00
3rd Quarter                      18 3/4        13                 0.00
4th Quarter                      17            13 3/4             0.00

Fiscal 1999
1st Quarter                     $16           $13 1/8            $0.00
2nd Quarter                      15 1/2        13 5/8             0.00
3rd Quarter                      15 1/2        12                 0.05
4th Quarter                      13 3/8        11 9/16            0.05

Fiscal 2000
1st Quarter                     $16 1/2       $11 3/4            $0.05
2nd Quarter                      15 1/2        12 1/2             0.05
3rd Quarter                      14 1/4        12 3/4             0.05
4th Quarter (through             14 3/4        13 1/4             0.05
October 27, 2000)

         On October 27, 2000, the closing price of the shares on the Nasdaq National Market was $14.00 per share. Stockholders are urged to obtain current market quotations for the shares.

8. PURPOSE OF THE OFFER TO PURCHASE; CERTAIN EFFECTS OF THE OFFER TO PURCHASE

         The Company believes that the purchase of shares is an attractive use of a portion of the Company's available capital on behalf of its stockholders and is consistent with the Company's long-term goal of increasing stockholder value. The Company believes it has adequate sources of capital to complete the share repurchase and pursue business opportunities

         Since the time of the Company's initial conversion from a mutual savings bank, the Company's capital base has substantially exceeded applicable regulatory standards and the Company believes that after the purchase of shares, the Company will have an amount of capital needed to support the Company's banking business. After evaluating a variety of alternatives to utilize more effectively its capital base and to attempt to maximize stockholder value, the Company's management and its Board of Directors believe that the purchase of shares pursuant to the Offer to Purchase is a positive action that is intended to accomplish the desired objectives. Other actions previously and currently employed, including periodic open market purchases of shares, the Company's quarterly cash dividends, have enhanced stockholder value, but capital remains at high levels, and this affects the Company's ability to produce desired returns for stockholders.

         The Offer to Purchase is designed to restructure the Company's balance sheet in order to increase return on equity and earnings per share by reducing the amount of equity and shares outstanding. Based upon the current market price of its shares, the Company believes that the purchase of shares is an attractive use of its funds. Following the purchase of the shares, the Company believes funds provided by earnings, combined with its other sources of liquidity, will be fully adequate to meet its funding needs for the foreseeable future. Upon completion of the Offer to Purchase, the Company expects that it and its wholly owned subsidiary bank, Citizens Savings Bank (the "Bank"), will continue to maintain the highest regulatory standards for capital, which is designated as "well capitalized" under the prompt corrective action scheme enacted by the Federal Deposit Insurance Corporation Improvement Act of 1991.

         The Offer to Purchase will enable stockholders who are considering the sale of all or a portion of their shares the opportunity to determine the price or prices (not greater than $17.00 nor less than $15.00 per share) at which they are willing to sell their shares, and, if any such shares are purchased pursuant to the Offer to Purchase, to sell those shares for cash without the usual transaction costs associated with open-market sales. The Offer to Purchase may also give stockholders the opportunity to sell shares at prices greater than market prices prevailing prior to the announcement of the Offer to Purchase. See
Section 7. In addition, qualifying stockholders owning beneficially fewer than 100 shares, whose shares are purchased pursuant to the Offer to Purchase, not only will avoid the payment of brokerage commissions but will also avoid any applicable odd lot discounts to the market price typically charged by brokers for executing odd lot trades.

         Stockholders who do not tender their shares pursuant to the Offer to Purchase and stockholders who otherwise retain an equity interest in the Company as a result of a partial tender of shares or a proration pursuant to Section 1 of the Offer to Purchase will continue to be owners of the Company with the attendant risks and rewards associated with owning the equity securities of the Company. As noted above, the Company, following completion of the Offer to Purchase, will maintain the highest regulatory capital ranking. Consequently, the Company believes that stockholders will not be subject to materially greater risk as a result of the reduction of the capital base.

         Stockholders who determine not to accept the Offer to Purchase will realize a proportionate increase in their relative equity interest in the Company and, thus, in the Company's earnings and assets, subject to any risks resulting from the Company's purchase of shares and the Company's ability to issue additional equity securities in the future. In addition, to the extent the purchase of shares pursuant to the Offer to Purchase results in a reduction of the number of stockholders of record, the Company's costs for services to stockholders may be reduced. Finally, the Offer to Purchase may affect the Company's ability to qualify for pooling-of-interests accounting treatment for any merger transaction for approximately the next two years (which could limit alternative stockholder enhancement vehicles during this period).

         If fewer than 391,000 shares are purchased pursuant to the Offer to Purchase, the Company may repurchase the remainder of such shares on the open market, in privately negotiated transactions or otherwise. In the future, the Company may determine to purchase additional shares on the open market, in privately negotiated transactions, through one or more tender offers or otherwise. Any such purchases may be on the same terms as, or on terms which are more or less favorable to stockholders than, the terms of the Offer to Purchase. However, Rule 13e-4 under the Exchange Act prohibits the Company and its affiliates from purchasing any shares, other than pursuant to the Offer to Purchase, until at least ten business days after the Expiration Date. Any future purchases of shares by the Company would depend on many factors, including the market price of the shares, the Company's business and financial position, and general economic and market conditions.

         Shares the Company acquires pursuant to the Offer to Purchase will be restored to the status of authorized and unissued shares, or placed in the Company's treasury, and will be available for the Company to issue without further stockholder action (except as required by applicable law or the rules of the Nasdaq National Market or any other securities exchange on which the shares are listed) for purposes including, but not limited to, the acquisition of other businesses, the raising of additional capital for use in the Company's business and the satisfaction of obligations under existing or future employee benefit plans. The Company has no current plans for reissuance of the shares repurchased pursuant to the Offer to Purchase.

         Neither the Company nor its Board of Directors makes any recommendation to any stockholder as to whether to tender all or any shares. Each stockholder must make his or her own decision whether to tender shares and, if so, how many shares to tender and at what price. Directors, officers and employees of the Company who own shares may participate in the Offer to Purchase on the same basis as the Company's other stockholders. The Company has been advised that none of the directors or executive officers of the Company intend to tender shares pursuant to the Offer to Purchase. The Company has also been advised that the trustee of the ESOP does not intend to tender any shares pursuant to the Offer to Purchase.

9. INFORMATION CONCERNING THE COMPANY

General

         The Company, a Delaware corporation, was incorporated on January 17, 1996 for the purpose of becoming the holding company of Citizens Savings Bank (the "Bank") upon the Bank's conversion from a federal mutual to a federal stock savings and loan association (the "Conversion"). The Conversion was completed on May 1, 1996. At September 30, 2000, the Company had total assets of $328.9 million, total deposits of $216.2 million, and stockholders equity of $35.3 million.

         The Bank was originally chartered in 1888 by the State of Illinois and in 1989 became a federally chartered saving bank. In April 1999, the Bank was converted from a federally chartered savings bank to an Illinois state savings bank. The Bank is, and intends to continue to be an independent, community-oriented financial institution. The main office of the Company and the Bank is located at 2101 North Veterans Parkway, Bloomington, Illinois 61704.

         The Bank serves the financial needs of communities in its market area through its main office located in Bloomington, Illinois and its four branch offices located in Bloomington (2), Normal and Fairbury, Illinois. The Bank attracts deposits from the general public and uses the deposits, together with borrowings and other funds, to originate primarily loans secured by mortgages on owner-occupied one- to four-family residences and, to a lesser extent, multi-family, consumer and other loans. These loans are generally originated within the Bank's primary market area. The Bank also invests in mortgage-backed securities, investment securities and other short-term liquid assets. Its deposits are insured up to applicable limits by the Federal Deposit Insurance Corporation ("FDIC").

         The Bank's results of operations are dependent primarily on net interest income and fee income. Net interest income is the difference between the interest income earned on its loans, mortgage-backed securities and investment portfolio and its cost of funds, consisting of interest paid on its deposits and borrowed money. The Bank's results of operations are also significantly affected by general economic and competitive conditions, particularly changes in market interest rates, government policies and actions of regulatory authorities.

         The Bank is subject to examination by the Illinois Office of Banks and Real Estate and the FDIC. The Company, as a savings and loan holding company, is subject to examination by the Office of Thrift Supervision.

         Since the time the Company went public, the Board of Directors has continuously sought ways to maximize the Company's value. In August, a stockholder suggested the Dutch Auction Tender Offer as a means of enhancing stockholder value. In September, the Company sought advice from Sandler O'Neill Partners, L.P. ("Sandler O'Neill"), an investment banking firm, and its legal counsel concerning Dutch Auction Tender Offers generally and other possible alternatives for enhancing stockholder value. Subsequently, the Board engaged Sandler O'Neill to serve as Dealer Manager/Information Agent in connection with this Offer to Purchase. Sandler O'Neill has been familiar with the Company since it acted as investment banker during the Company's mutual to stock conversion in 1996.

         As part of its analysis of the Company's various alternatives for improving stockholder value, Sandler O'Neill analyzed various alternatives and presented them to the Board of Directors. The Board determined, based on its discussions with Sandler O'Neill that enhancing stockholder value by implementing the Offer to Purchase would be in the best interest of stockholders.

          Summary Unaudited Historical Consolidated Financial Data and
             Summary Unaudited Pro Forma Consolidated Financial Data

         The following summary unaudited historical consolidated financial data has been derived from the consolidated financial statements of the Company. The income statement data for the nine months ended September 30, 2000, and 1999 and the balance sheet data as of September 30, 2000 have been derived from the unaudited condensed consolidated financial statements of the Company which, in the opinion of management, include all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of financial position and results of operations for such periods. Operating results for the nine months ended September 30, 2000 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 2000.

                                                                                                 September 30, 2000
                                                                         Historical          --------------------------
                                                                        September 30,        $15.00 per      $17.00 per
                                                                            2000               Share           Share
                                                                        -------------        ----------      ----------
Balance Sheet Data:

ASSETS
Cash and cash equivalents...................................                  $9,221            $8,221         $8,221
Securities..................................................                  15,394            15,394         15,394
Loans receivable, net.......................................                 283,358           283,358        283,358
Other assets................................................                  20,930            20,930         20,930
                                                                           ---------         ---------      ---------

         Total assets.......................................                $328,903          $327,903       $327,903
                                                                           =========         =========      =========
LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
Deposits....................................................                $216,170          $216,170       $216,170
Advances from FHLB..........................................                  69,320            69,320         69,320
Other liabilities...........................................                   6,298            11,248         12,030
                                                                           ---------         ---------      ---------

         Total liabilities..................................                 291,788           296,738        297,520
                                                                           ---------         ---------      ---------
Minority interest in real estate joint venture                                 1,798             1,798          1,798
                                                                           ---------         ---------      ---------
Stockholders' equity........................................
Common stock and additional paid-in capital, net of
     unearned ESOP and unearned stock awards................                  26,525            26,525         26,525
Treasury stock..............................................                (13,676)          (19,626)       (20,408)
Retained earnings...........................................                  22,618            22,618         22,618
Accumulated other comprehensive income......................                   (150)             (150)          (150)
                                                                           ---------         ---------      ---------

         Total stockholders' equity.........................                  35,317            29,367         28,585
                                                                           ---------         ---------      ---------

         Total liabilities and stockholder's equity.........                $328,903          $327,903       $327,903
                                                                           =========         =========      =========

Shares outstanding..........................................               1,955,014         1,564,014      1,564,014

                                                                 Historical
                                                              Nine months ended                  Nine months ended
                                                                September 30                    September 30, 2000
                                                        ----------------------------         -------------------------
                                                                                             $15.00 per     $17.00 per
                                                           1999               2000              Share          Share
                                                        ---------           --------         ----------     ----------
Income Statement Data:

Total interest income............................         $15,899            $18,470           $18,425        $18,425
Total interest expense...........................           8,747             10,456            10,762         10,811
                                                        ---------          ---------         ---------      ---------

         Net interest income.....................           7,152              8,014             7,663          7,614
Provision for loan losses........................             360              2,360             2,360          2,360
                                                        ---------          ---------         ---------      ---------

         Net interest income after provision for
         loan losses.............................           6,792              5,654             5,303          5,254
                                                        ---------          ---------         ---------      ---------
Total non-interest income........................           1,097              3,546             3,546          3,546
Total non-interest expense.......................           6,305              6,349             6,349          6,349
                                                        ---------          ---------         ---------      ---------

         Income before income taxes..............           1,584              2,851             2,500          2,451

Income taxes.....................................             614              1,107               971            952
                                                        ---------          ---------         ---------      ---------

         Net income..............................            $970             $1,744            $1,529         $1,499
                                                        =========          =========         =========      =========
Selected Financial Ratios:

Earnings per share - basic.......................           $0.49              $0.94             $1.05          $1.02

Earnings per share - diluted.....................           $0.47              $0.91             $1.00          $0.98

Ratio of earnings to fixed charges...............             N/A                N/A           916.15%        791.16%
Return on average equity (5).....................           3.63%              6.63%             6.98%          7.03%
Book value per share (1).........................          $16.80             $18.07            $18.78         $18.28
Weighted average shares
         outstanding-basic.......................       1,987,483          1,853,991         1,462,991      1,462,991
Weighted average shares
         outstanding-diluted.....................       2,079,260          1,918,184         1,527,184      1,527,184

(1) Unearned ESOP shares and unearned stock award shares are considered to be outstanding for book value per share purposes.

                         CITIZENS FIRST FINANCIAL CORP.
               Notes to Unaudited Pro Forma Financial Information

(1) The pro forma financial information reflects the repurchase of 391,000 shares at $15.00 and $17.00 per share, as appropriate.

(2) The balance sheet data gives effect to the purchase of shares as of the balance sheet date. The income statement data give effect to the purchase of shares as of the beginning of each period presented.

(3) The funds used to purchase shares were obtained through additional borrowings (included with other liabilities) and the withdrawal of interest bearing deposits held in other financial institutions. The pro forma data assumes a rate of interest of 8.25% on additional borrowings and 6% on the interest bearing deposits and an incremental tax rate of 38.8%.

(4) The Company has estimated approximately $85,000 of costs to be incurred in connection with the Offer to Purchase. Such costs are capitalized as part of the cost of the shares purchased.

(5)      The net income was annualized to compute return on average equity.

10. SOURCE AND AMOUNT OF FUNDS

         Assuming that the Company purchases the maximum of 391,000 shares pursuant to the Offer to Purchase at the highest price of $17.00 per share, the total amount required by the Company to purchase such shares will be $6.6 million, exclusive of fees and other expenses. The Company will fund this purchase through a withdrawal of approximately $1.0 million in investment deposits at the Federal Home Loan Bank. The Company intends to finance the remainder through a $6.0 million line of credit with LaSalle Bank, N.A. The proposed credit line has an original maturity of 364 days, with interest payable at either prime floating or LIBOR plus 150 basis points (at the Company's option). Interest only payments are due quarterly or at the maturity of each LIBOR contract, as the case may be. The line of credit will be secured by a pledge of the stock of Citizens Savings Bank, the Company's bank subsidiary. The Company contemplates that interest and principal payments on the line of credit will be funded by dividends from Citizens Savings Bank. The Company has not investigated any alternative financing plans but believes that a similar line of credit could be obtained from another lender, if necessary. Approval of the line of credit is conditioned upon satisfactory completion of customary due diligence by LaSalle and approval of its loan committee.

11. INTEREST OF DIRECTORS AND OFFICERS; TRANSACTIONS AND ARRANGEMENTS CONCERNING SHARES

         As of October 27, 2000, the Company had 1,955,014 shares issued and outstanding (including shares allocated pursuant to the Company's Employee Stock Ownership Plan), and had reserved 406,750 shares for issuance upon exercise of outstanding stock options. The 391,000 shares that the Company is offering to purchase represent approximately 20% of the outstanding shares. As of October 27, 2000, the Company's directors and executive officers as a group (9 persons) beneficially owned an aggregate of 363,104 shares (including 120,416 shares covered by currently exercisable options granted under the Company's Stock-Based Incentive Plan) representing approximately 17.5% of the outstanding shares, assuming the exercise by such persons of their currently exercisable options. Directors, officers and employees of the Company who own shares may participate in the Offer to Purchase on the same basis as the Company's other stockholders. The Company has been advised that none of its directors or executive officers intend to tender shares pursuant to the Offer to Purchase. As of October 27, 2000, 218,346 shares, or approximately 11.2% of the outstanding shares, were held in the ESOP. The Company has been advised that the trustee of the ESOP does not intend to tender any shares pursuant to the Offer to Purchase.

         Assuming the Company purchases 391,000 shares pursuant to the Offer to Purchase, and neither the trustee of the ESOP nor any of the directors or executive officers of the Company tender any shares pursuant to the Offer to Purchase, then after the purchase of shares pursuant to the Offer to Purchase, the Company's executive officers and directors as a group would own beneficially approximately 21.6% of the outstanding shares, assuming the exercise by such persons of their currently exercisable options. In addition, the ESOP would own approximately 14.0% of the outstanding shares.

         Neither the Company, nor any subsidiary of the Company nor, to the best of the Company's knowledge, any of the Company's directors and executive officers, nor any affiliate of any of the foregoing, had any transactions involving the shares during the 60 days prior to the date hereof.


         Agreement to Sell Stock and Mutual Release with Lawrence B. Seidman and Affiliates. The Company has entered into an Agreement to Sell Stock and Mutual Release with Lawrence B. Seidman and Mr. Seidman's affiliates pursuant to which Mr. Seidman and his affiliates have agreed to either (i) tender the shares of the Company's common stock owned by either Mr. Seidman and/or his affiliates or any portion thereof to the Company pursuant to the terms and conditions of the Offer, or (ii) sell such shares (including any shares tendered in the Offer but not accepted by the Company) into the open market, or (iii) otherwise dispose of the shares, such that by December 31, 2000 no shares shall be owned by Seidman or any of his affiliates. As of October 27, 2000, Seidman and his affiliates owned 80,300 shares (or approximately 4.1%) of the Company's common stock. In addition, the Company agreed to reimburse $50,000 to Mr. Seidman for expenses incurred by him in connection with the Company's 2000 Annual Meeting of Stockholders.

         Except for outstanding options to purchase shares granted from to time to time over recent years to certain directors and employees (including executive officers) of the Company pursuant to the Company's Stock-Based Incentive Plan, and except as otherwise described herein, neither the Company nor, to the best of the Company's knowledge, any of its affiliates, directors or executive officers, or any of the directors or executive officers of any of its affiliates, is a party to any contract, arrangement, understanding or relationship with any other person relating, directly or indirectly, to the Offer to Purchase with respect to any securities of the Company including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations.

         Except as disclosed in this Offer to Purchase, the Company, its directors and executive officers have no current plans or proposals which relate to or would result in:

         o the acquisition by any person of additional securities of the Company or the disposition of securities of the Company;

         o an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

         o a purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

         o any change in the present Board of Directors or management of the Company;

         o any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company;

         o any other material change in the Company's corporate structure or business;

         o any change in the Company's Certificate of Incorporation or Bylaws or any actions which may impede the acquisition of control of the Company by any person;

         o a class of equity security of the Company being delisted from a national securities exchange or cease to be authorized to be quoted on the Nasdaq National Market;

         o a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

         o the suspension of the Company's obligation to file reports pursuant to Section 15(d) of the Exchange Act.

12. EFFECTS OF THE OFFER TO PURCHASE ON THE MARKET FOR SHARES;
    REGISTRATION UNDER THE EXCHANGE ACT

         The Company's purchase of shares pursuant to the Offer to Purchase will reduce the number of shares that might otherwise be traded publicly and will reduce the number of stockholders. Nonetheless, the Company anticipates that there will be a sufficient number of shares outstanding and publicly traded following consummation of the Offer to Purchase to ensure a continued trading market for the shares. Based upon published guidelines of the Nasdaq National Market, the Company believes that following its purchase of shares pursuant to the Offer to Purchase, the Company's remaining shares will continue to qualify to be quoted on the Nasdaq National Market.

         The shares are currently "margin securities" under the rules of the Federal Reserve Board. This has the effect, among other things, of allowing brokers to extend credit to their customers using such shares as collateral. The Company believes that, following the purchase of shares pursuant to the Offer to Purchase, the shares will continue to be "margin securities" for purposes of the Federal Reserve Board's margin regulations.

         The shares are registered under the Exchange Act, which requires, among other things, that the Company furnish certain information to its stockholders and the U.S. Securities and Exchange Commission (the "Commission") and comply with the Commission's proxy rules in connection with meetings of the Company's stockholders.

13. LEGAL MATTERS; REGULATORY APPROVALS

         The Company is not aware of any license or regulatory permit that appears to be material to the Company's business that might be adversely affected by the Company's acquisition of shares as contemplated herein or of any approval or other action by, or any filing with, any government or governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of shares by the Company as contemplated herein. Should any such approval or other action be required, the Company presently contemplates that such approval or other action will be sought. The Company is unable to predict whether it may determine that it is required to delay the acceptance for payment of or payment for shares tendered pursuant to the Offer to Purchase pending the outcome of any such matter. There can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that the failure to obtain any such approval or other action might not result in adverse consequences to the Company's business. The Company's obligations under the Offer to Purchase to accept for payment and pay for shares is subject to certain conditions. See Section 6.

14. FEDERAL INCOME TAX CONSEQUENCES

         General. The following is a discussion of the material United States federal income tax consequences to stockholders with respect to a sale of shares pursuant to the Offer to Purchase. The discussion is based upon the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations, Internal Revenue Service ("IRS") rulings and judicial decisions, all in effect as of the date hereof and all of which are subject to change (possibly with retroactive effect) by subsequent legislative, judicial or administrative action. The discussion does not address all aspects of United States federal income taxation that may be relevant to a particular stockholder in light of the stockholder's particular circumstances or to certain types of holders subject to special treatment under the United States federal income tax laws (such as certain financial institutions, tax-exempt organizations, life insurance companies, dealers in securities or currencies, employee benefit plans or stockholders holding the shares as part of a conversion transaction, as part of a hedge or hedging transaction, or as a position in a straddle for tax purposes). In addition, the discussion below does not consider the effect of any foreign, state, local or other tax laws that may be applicable to particular stockholders. The discussion assumes that the shares are held as "capital assets" within the meaning of Section 1221 of the Code. The Company has neither requested nor obtained a written opinion of counsel or a ruling from the IRS with respect to the tax matters discussed below.

         Each stockholder should consult his or her own tax advisor as to the particular United States federal income tax consequences to that stockholder tendering shares pursuant to the Offer to Purchase and the applicability and effect of any state, local or foreign tax laws and recent changes in applicable tax laws.

         Characterization of the Surrender of Shares Pursuant to the Offer to Purchase. The surrender of shares by a stockholder to the Company pursuant to the Offer to Purchase will be a taxable transaction for United States federal income tax purposes and may also be a taxable transaction under applicable state, local and foreign tax laws. The United States federal income tax consequences to a stockholder may vary depending upon the stockholder's particular facts and circumstances. Under Section 302 of the Code, the surrender of shares by a stockholder to the Company pursuant to the Offer to Purchase will be treated as a "sale or exchange" of such shares for United States federal income tax purposes (rather than as a distribution by the Company with respect to the shares held by the tendering stockholder) if the receipt of cash upon surrender (i) is "substantially disproportionate" with respect to the stockholder, (ii) results in a "complete redemption" of the stockholder's interest in the Company, or (iii) is "not essentially equivalent to a dividend" with respect to the stockholder (each as described below).

         If any of the above three tests is satisfied, and the surrender of the shares is therefore treated as a "sale or exchange" of such shares for United States federal income tax purposes, the tendering stockholder will recognize gain or loss equal to the difference between the amount of cash received by the stockholder and the stockholder's tax basis in the shares surrendered pursuant to the Offer to Purchase. Any such gain or loss will be capital gain or loss, and will be long term capital gain or loss if the shares have been held for more than one year.

         If none of the above three tests is satisfied, the tendering stockholder will be treated as having received a distribution by the Company with respect to the stockholder's shares in an amount equal to the cash received by the stockholder pursuant to the Offer to Purchase. The distribution will be treated as a dividend taxable as ordinary income to the extent of the Company's current or accumulated earnings and profits for tax purposes. The amount of the distribution in excess of the Company's current or accumulated earnings and profits will be treated as a return of the stockholder's tax basis in the shares, and then as gain from the sale or exchange of the shares. If a stockholder is treated as having received a distribution by the Company with respect to his or her shares, the stockholder's tax basis in his or her remaining shares will generally be adjusted to take into account the stockholder's return of basis in the shares tendered.

         Constructive Ownership. In determining whether any of the three tests under Section 302 of the Code is satisfied, stockholders must take into account not only the shares that are actually owned by the stockholder, but also shares that are constructively owned by the stockholder within the meaning of Section 318 of the Code. Under Section 318 of the Code, a stockholder may constructively own shares actually owned, and in some cases constructively owned, by certain related individuals or entities and shares that the stockholder has the right to acquire by exercise of an option or by conversion.

         Proration. Contemporaneous dispositions or acquisitions of shares by a stockholder or related individuals or entities may be deemed to be part of a single integrated transaction and may be taken into account in determining whether any of the three tests under Section 302 of the Code has been satisfied. Each stockholder should be aware that because proration may occur in the Offer to Purchase, even if all the shares actually and constructively owned by a stockholder are tendered pursuant to the Offer to Purchase, fewer than all of these shares may be purchased by the Company. Thus, proration may affect whether the surrender by a stockholder pursuant to the Offer to Purchase will meet any of the three tests under Section 302 of the Code.

         Section 302 Tests. Generally, the receipt of cash by a stockholder will be "substantially disproportionate" if the percentage of the outstanding shares in the Company actually and constructively owned by the stockholder immediately following the surrender of shares pursuant to the Offer to Purchase is less than 80% of the percentage of the outstanding shares actually and constructively owned by the stockholder immediately before the sale of shares pursuant to the Offer to Purchase. Stockholders should consult their tax advisors with respect to the application of the "substantially disproportionate" test to their particular situation.

         The receipt of cash by a stockholder will be a "complete redemption" if either (i) the stockholder owns no shares in the Company either actually or constructively immediately after the shares are surrendered pursuant to the Offer to Purchase, or (ii) the stockholder actually owns no shares in the Company immediately after the surrender of shares pursuant to the Offer to Purchase and, with respect to shares constructively owned by the stockholder immediately after the Offer to Purchase, the stockholder is eligible to waive (and effectively waives) constructive ownership of all such shares under procedures described in Section 302(c) of the Code. A director, officer or employee of the Company is not eligible to waive constructive ownership under the procedures described in Section 302(c) of the Code.

         Even if the receipt of cash by a stockholder fails to satisfy the "substantially disproportionate" test or the "complete redemption" test, a stockholder may nevertheless satisfy the "not essentially equivalent to a dividend" test if the stockholder's surrender of shares pursuant to the Offer to Purchase results in a "meaningful reduction" in the stockholder's interest in the Company. Whether the receipt of cash by a stockholder will be "not essentially equivalent to a dividend" will depend upon the individual stockholder's facts and circumstances. The IRS has indicated in published rulings that even a small reduction in the proportionate interest of a small minority stockholder in a publicly held corporation who exercises no control over corporate affairs may constitute such a "meaningful reduction." Stockholders expecting to rely upon the "not essentially equivalent to a dividend" test should consult their own tax advisors as to its application in their particular situation.

         Corporate Stockholder Dividend Treatment. If a sale of shares by a corporate stockholder is treated as a dividend, the corporate stockholder may be entitled to claim a deduction equal to 70% or more of the dividend under Section 243 of the Code, subject to other applicable limitations. Corporate stockholders should, however, consider the effect of Section 246(c) of the Code, which disallows a dividends-received deduction with respect to stock that is held for 45 days or less. For this purpose, the length of time a taxpayer is deemed to have held stock may be reduced by periods during which the taxpayer's risk of loss with respect to the stock is diminished by reason of the existence of certain options or other transactions. Moreover, under Section 246A of the Code, if a corporate stockholder has incurred indebtedness directly attributable to an investment in shares, the dividends-received deduction may be reduced.

         In addition, amounts received by a corporate stockholder pursuant to the Offer to Purchase that are treated as a dividend may constitute an "extraordinary dividend" under Section 1059 of the Code. The "extraordinary dividend" rules of the Code are highly complicated. Accordingly, any corporate shareholder that might have a dividend as a result of the sale of shares pursuant to the Offer to Purchase should review the "extraordinary dividend" rules to determine the applicability and impact of such rules to it.

         Additional Tax Considerations. The distinction between long-term capital gains and ordinary income is relevant because, in general, individuals currently are subject to taxation at a reduced rate on their "net capital gain" (i.e., the excess of net long-term capital gains over net short-term capital losses) for the year. Tax rates on long-term capital gain for individual shareholders vary depending on the shareholders' income and holding period for the shares. In particular, reduced tax rates apply to gains recognized by an individual from the sale of capital assets held for more than one year (currently 20 percent or less).

         STOCKHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING ANY POSSIBLE IMPACT ON THEIR OBLIGATION TO MAKE ESTIMATED TAX PAYMENTS AS A RESULT OF THE RECOGNITION OF ANY CAPITAL GAIN (OR THE RECEIPT OF ANY ORDINARY INCOME) CAUSED BY THE SURRENDER OF ANY SHARES TO THE COMPANY PURSUANT TO THE OFFER TO PURCHASE.

         Foreign Stockholders. The Company will withhold United States federal income tax at a rate of 30% from gross proceeds paid pursuant to the Offer to Purchase to a foreign stockholder or his agent, unless the Company determines that a reduced rate of withholding is applicable pursuant to a tax treaty or that an exemption from withholding is applicable because such gross proceeds are effectively connected with the conduct of a trade or business by the foreign stockholder within the United States. For this purpose, a foreign stockholder is any stockholder that is not (i) a citizen or resident of the United States, (ii) a domestic corporation or domestic partnership, (iii) an estate the income of which from sources without the United States is effectively connected with the conduct of a trade or business within the United States, or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust, and one or more United States persons have the authority to control all substantial decisions of the trust. Without definite knowledge to the contrary, the Company will determine whether a stockholder is a foreign stockholder by reference to the stockholder's address. A foreign stockholder may be eligible to file for a refund of such tax or a portion of such tax if such stockholder (i) meets the "complete redemption," "substantially disproportionate" or "not essentially equivalent to a dividend" tests described above, (ii) is entitled to a reduced rate of withholding pursuant to a treaty and the Company withheld at a higher rate, or (iii) is otherwise able to establish that no tax or a reduced amount of tax was due. In order to claim an exemption from withholding on the ground that gross proceeds paid pursuant to the Offer to Purchase are effectively connected with the conduct of a trade or business by a foreign stockholder within the United States or that the foreign stockholder is entitled to the benefits of a tax treaty, the foreign stockholder must deliver to the Depositary (or other person who is otherwise required to withhold United States tax) a properly executed statement claiming such exemption or benefits. Such statements may be obtained from the Depositary. Foreign stockholders are urged to consult their own tax advisors regarding the application of United States federal income tax withholding, including eligibility for a withholding tax reduction or exemption and the refund procedures.

         Backup Withholding. See Section 3 with respect to the application of the United States federal income tax backup withholding.

         THE TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY AND MAY NOT APPLY TO SHARES ACQUIRED IN CONNECTION WITH THE EXERCISE OF STOCK OPTIONS OR PURSUANT TO OTHER COMPENSATION ARRANGEMENTS WITH THE COMPANY. THE TAX CONSEQUENCES OF A SALE PURSUANT TO THE OFFER TO PURCHASE MAY VARY DEPENDING UPON, AMONG OTHER THINGS, THE PARTICULAR CIRCUMSTANCES OF THE TENDERING STOCKHOLDER. NO INFORMATION IS PROVIDED HEREIN TO THE STATE, LOCAL OR FOREIGN TAX CONSEQUENCES OF THE TRANSACTION CONTEMPLATED BY THE OFFER TO PURCHASE. STOCKHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE PARTICULAR FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES TO THEM OF TENDERING SHARES PURSUANT TO THE OFFER TO PURCHASE AND THE EFFECT OF THE STOCK OWNERSHIP ATTRIBUTION RULES DESCRIBED ABOVE.

15. EXTENSION OF TENDER PERIOD; TERMINATION; AMENDMENTS

         The Company expressly reserves the right, in its sole discretion and at any time or from time to time, to extend the period of time during which the Offer to Purchase is open by giving oral or written notice of such extension to the Depositary and making a public announcement thereof. There can be no assurance, however, that the Company will exercise its right to extend the Offer to Purchase. During any such extension, all shares previously tendered will remain subject to the Offer to Purchase, except to the extent that such shares may be withdrawn as set forth in Section 4. The Company also expressly reserves the right, in its sole discretion, (i) to terminate the Offer to Purchase and not accept for payment any shares not previously accepted for payment or, subject to Rule 13e-4(f)(5) under the Exchange Act which requires the Company either to pay the consideration offered or to return the shares tendered promptly after the termination or withdrawal of the Offer to Purchase, to postpone payment for shares upon the occurrence of any of the conditions specified in Section 6 hereof, by giving oral or written notice of such termination to the Depositary and making a public announcement thereof and (ii) at any time, or from time to time, to amend the Offer to Purchase in any respect. Amendments to the Offer to Purchase may be effected by public announcement. Without limiting the manner in which the Company may choose to make public announcement of any extension, termination or amendment, the Company shall have no obligation (except as otherwise required by applicable law) to publish, advertise or otherwise communicate any such public announcement, other than by making a release to the Dow Jones News Service, except in the case of an announcement of an extension of the Offer to Purchase, in which case the Company shall have no obligation to publish, advertise or otherwise communicate such announcement other than by issuing a notice of such extension by press release or other public announcement, which notice shall be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Material changes to information previously provided to holders of the shares in this Offer to Purchase or in documents furnished subsequent thereto will be disseminated to holders of shares in compliance with Rule 13e-4(e)(3) promulgated by the Commission under the Exchange Act.

         If the Company materially changes the terms of the Offer to Purchase or the information concerning the Offer to Purchase, or if it waives a material condition of the Offer to Purchase, the Company will extend the Offer to Purchase to the extent required by Rules 13e-4(d)(2) and 13e-4(e)(3) under the Exchange Act. Those rules require that the minimum period during which an offer must remain open following material changes in the terms of the offer or information concerning the offer (other than a change in price, change in dealer's soliciting fee or change in percentage of securities sought) will depend on the facts and circumstances, including the relative materiality of such terms or information. In a published release, the Commission has stated that in its view, an offer should remain open for a minimum of five business days from the date that notice of such a material change is first published, sent or given. The Offer to Purchase will continue or be extended for at least ten business days from the time the Company publishes, sends or gives to holders of shares a notice that it will (a) increase or decrease the price it will pay for shares or the amount of the Information Agents/Dealer Manager's soliciting fee or (b) increase (except for an increase not exceeding 2% of the outstanding shares) or decrease the number of shares it seeks.

16. SOLICITATION FEES AND EXPENSES

         Sandler O'Neill & Partners, L.P., will act as the Dealer Manager and Information Agent for the Company in connection with the Offer to Purchase. Sandler O'Neill, as Information Agent, may contact stockholders by mail, telephone, facsimile, telex, telegraph, other electronic means and personal interviews, and may request brokers, dealers and other nominee stockholders to forward materials relating to the Offer to Purchase to beneficial owners. The Company has agreed to pay Sandler O'Neill an advisory fee of $10,000 and, upon acceptance for and payment of shares pursuant to the Offer to Purchase, a total of $.06 per share purchased by the Company pursuant to the Offer to Purchase. Sandler O'Neill will also be reimbursed for certain out-of-pocket expenses. Sandler O'Neill will also be indemnified against certain liabilities, including liabilities under the federal securities laws, in connection with the Offer to Purchase.

         Sandler O'Neill has rendered, is currently rendering and may continue to render various investment banking and other advisory services to the Company. It has received, and may continue to receive, customary compensation from the Company for such services.

         The Company has retained Registrar and Transfer Company as Depositary in connection with the Offer to Purchase. The Depositary will receive reasonable and customary compensation for its services and will also be reimbursed for certain out-of-pocket expenses. The Company has agreed to indemnify the Depositary against certain liabilities, including certain liabilities under the federal securities laws, in connection with the Offer to Purchase. Neither the Information Agent nor the Depositary has been retained to make solicitations or recommendations in connection with the Offer to Purchase.

         The Company will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of shares pursuant to the Offer to Purchase (other than the fee of the Dealer Manager). The Company will, upon request, reimburse brokers, dealers, commercial banks and trust companies for reasonable and customary handling and mailing expenses incurred by them in forwarding materials relating to the Offer to Purchase to their customers.

17. WHERE YOU CAN OBTAIN ADDITIONAL INFORMATION

         The Company is subject to the informational requirements of the Exchange Act and in accordance therewith files reports, proxy statements and other information with the Commission relating to its business, financial condition and other matters. Certain information as of particular dates concerning the Company's directors and officers, their remuneration, options granted to them, the principal holders of the Company's securities and any material interest of such persons in transactions with the Company is filed with the Commission. Our filings with the Commission are available to the public over the Internet at the Commission's website at http://www.sec.gov. The Company has also filed an Issuer Tender Offer Statement on Schedule T0 with the Commission, which includes certain additional information relating to the Offer to Purchase. Such reports, as well as such other material, may be inspected and copies may be obtained at the Commission's public reference facilities at 450 Fifth Street, N.W., Washington, D.C., and should also be available for inspection and copying at the regional offices of the Commission located at 7 World Trade Center, 13th Floor, New York, New York 10048, and Suite 1400, Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661. Copies of such material may be obtained by mail, upon payment of the Commission's customary fees, from the Commission's Public Reference Section at 450 Fifth Street, N.W., Washington, D.C. 20549. The Company's Schedule T0 may not be available at the Commission's regional offices. Please call the Commission oat 1-800-SEC-0330 for further information on the public reference rooms.

         The Offer to Purchase is being made to all holders of shares. The Company is not aware of any state where the making of the Offer to Purchase is prohibited by administrative or judicial action pursuant to a valid state statute. If the Company becomes aware of any valid state statute prohibiting the making of the Offer to Purchase, the Company will make a good faith effort to comply with such statute. If, after such good faith effort, the Company cannot comply with such statute, the Offer to Purchase will not be made to, nor will tenders be accepted from or on behalf of, holders of shares in such state. In those jurisdictions whose securities, blue sky or other laws require the Offer to Purchase to be made by a licensed broker or dealer, the Offer to Purchase shall be deemed to be made on behalf of the Company by the Dealer Manager/Information Agent or one or more registered brokers or dealers licensed under the laws of such jurisdictions.

                                        CITIZENS FIRST FINANCIAL CORP.

October 31, 2000

         Facsimile copies of the Letter of Transmittal will be accepted. The Letter of Transmittal and certificates for the Shares and any other required documents should be sent or delivered by each shareholder or his broker, dealer, commercial bank, trust company or other nominee to the Depositary at the address set forth below:

                  The Depositary for the Offer to Purchase is:

                         REGISTRAR AND TRANSFER COMPANY

            By Mail or                      By Facsimile                   By Hand Only:
       By Overnight Courier               (212) 587-3006
10 Commerce Drive                           (For Eligible         c/o the Depository Trust Co.
Cranford, New Jersey 07016                Institutions Only)      Transfer Agent Drop
Attention: Reorganization Department                              55 Water Street, 1st Floor
                                                                  New York New York  10041-0099
                                                                  Attention: Reorganization Department

Any questions concerning tender procedures may be directed to the Depositary at
(800) 368-5948.


         Any questions concerning tender procedures or requests for additional copies of this Offer to Purchase, the Letter of Transmittal or other tender offer materials may be directed to the Dealer Manager/Information Agent.

     The Dealer Manager and Information Agent for the Offer to Purchase is:

                                 Sandler O'Neill
                              2 World Trade Center
                                   104th Floor
                               New York, NY 10048
                            Telephone: (800) 635-6860